Naboso Technology, Inc.



ANNUAL REPORT

6825 W Galveston Street Suite 9

Chandler, AZ 85226

0

https://www.naboso.com/

This Annual Report is dated April 28, 2021.

BUSINESS

Naboso Technology is a health and wellness company that develops products to optimize the way people move. Our product catalog currently includes insoles, mats, flooring and accessory products. Our innovative products are uniquely designed with a patent-pending material that stimulates the nerves in the bottom of the feet to increase foot and body awareness. We have applications in the medical, wellness and performance spaces.

Previous Offerings

Between 2020 and 2019, we sold 0 [shares of common stock] in exchange for $0 per share under Regulation Crowdfunding.

None

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

None

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $62,014.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

None

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

None

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

None

RELATED PARTY TRANSACTIONS

None

OUR SECURITIES

Our authorized capital stock consists of _____ shares of common stock, par value $_____ per share. As of December 31, 2020, _____- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.
[Add any preferred stock authorized and/or issued]

[Insert dividends, redemption and other provisions included in Reg CF if applicable]

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar

circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2021.

Naboso Technology, Inc.

By   /s/ *Dr Emily Splichal*

     Name: Dr Emily Splichal

     Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

NABOSO TECHNOLOGY, INC.
FINANCIAL STATEMENTS

DECEMBER 31, 2020 and 2019

NABOSO TECHNOLOGY, INC.
FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

NABOSO TECHNOLOGY, INC.
BALANCE SHEETS
DECEMBER 31, 2020 AND 2019
ASSETS

	2020	2019
Current assets:		
Cash and cash equivalents - interest bearing	$ 62,014	$ 33,799
Accounts receivable, net of allowance for doubtful	10,178	8,955
Due from shareholders	47,698	42,698
Subscription stock receivables	6,000	-
Inventory	158,085	29,414
Prepaid Expenses	-	7,500
Total Current Assets	283,975	122,366
Property and equipment, at cost:		
Tooling and Molds	14,470	-
Office furniture	3,390	3,390
	17,860	3,390
Less: Accumulated depreciation	(5,413)	(3,390)
Property and equipment, net	12,447	-
Other assets:		
Website Development, net of amortization	93,500	-
Marketing Strategy Costs, net of amortization	69,388	-
Branding Costs, net of amortization	59,415	-
Patents, net of amortization	31,101	30,678
Trademark, net of amortization	13,570	14,789
Security Deposits	9,353	9,353
Research & Development costs, net of amortization	9,074	4,051
Organizational Costs, net of amortization	1,833	3,666
General IP, net of amortization	681	967
Total Other Assets	287,914	63,504
	$ 584,336	$ 185,870

NABOSO TECHNOLOGY, INC.
BALANCE SHEETS
DECEMBER 31, 2020 AND 2019
LIABILITIES AND SHAREHOLDERS' EQUITY

	2020	2019
Current liabilities:		
Current portion of long term debt	$ 121,513	$ 5,679
Accounts Payable	195,460	40,572
Customer deposits	10,080	-
Credit card payables	4,246	-
Sales taxes payable	1,430	-
NYS and NYC corporation tax payable	1,000	-
Total current liabilities	333,729	46,251
Long-Term Liabilities:		
SBA-Economic Injury Disaster Loan	200,916	-
Convertible Note Payable	-	51,008
Total Long-Term Liabilities	200,916	51,008
Total liabilities	534,645	97,259
Shareholders'/Partners' equity:		
Common stock, at par value	6,100	-
Additional paid-in capital	99,900	-
Accumulated Deficits	(56,309)	-
Partners' capital	-	88,611
Total Shareholders' Equity	49,691	88,611
	$ 584,336	$ 185,870

See accompanying notes.

NABOSO TECHNOLOGY, INC.
STATEMENTS OF INCOME
AND RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020 Amount	2020 %	2019 Amount	2019 %
Sales	$ 773,882	100.0%	$ 461,172	100.0%
Cost of sales	241,485	31.2%	125,562	27.2%
Gross Profit	532,397	68.8%	335,611	72.8%
Selling, general and administrative expenses	$ 483,679	62.5%	310,962	67.4%
Income before Other Income (Expense) and Income Taxes	48,718	6.3%	24,648	5.3%
Other income (expense):				
Amortization & Depreciation Expenses	(64,485)	-8.3%	(23,808)	-5.2%
Interest Expense	(26,388)	-3.4%	(10,621)	-2.3%
Foreign Exchange Gain/(Loss)	(1,765)	-0.2%	(168)	0.0%
Total Other Income (Expense) - Net	(92,638)	-12.0%	(34,597)	-7.5%
Income/(Loss) before Provision for Income Taxes	(43,920)	-5.7%	(9,949)	-2.2%
Provision for income taxes	1,000	0.1%	-	0.0%
Net Loss	(44,920)	-5.8%	(9,949)	-2.2%
Accumulated deficits, at beginning	(11,389)		(1,440)	
Accumulated deficits, at end	$ (56,309)		$ (11,389)	

See accompanying notes.

4

NABOSO TECHNOLOGY, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Cash Flows From Operating Activities:		
Net loss	$ (44,920)	$ (9,949)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization & Depreciation	66,507	26,898
Changes in operating assets and liabilities:		
Trade receivables	(1,223)	(5,982)
Inventories	(128,670)	(32,048)
Due from shareholders	(5,000)	(6,655)
Subscription stock receivables	(6,000)	-
Prepaid	7,500	(7,500)
Accounts payable and accrued expenses	154,888	11,573
Accrued interest payable	4,011	1,008
Customer deposits	10,080	-
Credit cards payable	4,246	-
Sales Taxes Payable	1,430	-
Corporation taxes payable	1,000	-
Net Cash Provided by (Used by) Operating Activities	63,849	(22,655)
Cash Flows From Investing Activities:		
Intangible assets	(288,895)	(11,067)
Tooling and molds	(14,470)	(3,390)
Security deposit	-	(9,353)
Net Cash Used by Investing Activities	(303,365)	(23,810)
Cash Flows From Financing Activities:		
Loan proceeds	328,213	50,000
Capital stock proceeds	6,000	-
Repayment of loan payable	(66,482)	(18,254)
Net Cash Provided by Financing Activities	267,731	31,746
Net Increase (Decrease) in Cash	28,215	(14,719)
Cash at the Beginning of Year	33,799	48,518
Cash at End of Year	$ 62,014	$ 33,799
Supplemental disclosure of cash paid:		
Interest	$ 22,377	$ 9,613

See accompanying notes.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   a. Nature of Operations - The Company is a health & wellness enterprise that develops products to optimize the way people move by helping them reconnect to the sensory side of movement. Our product line includes insoles, mats, flooring, and accessory products.

   b. Entity type – the Company converted from being an LLC to a C Corporation on January 2, 2020.

   c. Use of Estimates - The preparation financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   d. Accounts Receivables, net, of allowance for doubtful accounts – Included in Accounts Receivables, net, are amounts primarily related to customer receivables. The Company estimates losses on receivables based on troubled accounts and historical experiences of losses incurred.

   e. Inventories – Inventories are stated at the lower of cost or market, determined by the average cost method.

   f. Property and Equipment – Property and equipment are depreciated using straight line and accelerated methods over the estimated useful lives of the various assets as follows: Tooling and molds: 3 years; Office equipment and furniture: 7 years. Depreciation expense was $2,023 in 2020 and $3,390 in 2019.

   g. Revenue recognition- Revenues recognized include product sales, billings for freight and handling charges. The Company recognizes product sales and billings for freight and handling charges primarily as the product is shipped to the customer.

   h. Advertising – All advertising costs are expensed in the year incurred. Advertising expense was $161,902 in 2020 and $31,507 in 2019.

   i. Cash Equivalents – The Company considers all highly liquid investments purchased with maturity of three months or less to be cash equivalents.

   h. Fair Value of Financial Instruments – Management believes that the carrying amounts of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the short-term nature of these instruments.

   i. Fair Value Measurements - In accordance with the accounting standard for fair value measurements, the Company has determined that the carrying amount of its long-term debt also approximates fair value, based on its assessment of the inputs of third parties would use in pricing the liability.

   k. Income Taxes – Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the difference between the reported amounts of assets and liabilities and their

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

    k. Income Taxes – continued
tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

    j. Uncertainty in Income Taxes – Effective for fiscal 2011, the Company adopted the uncertainty in income taxes accounting standard, which provides measurement, presentation and disclosure guidance related to uncertain tax positions. The Company's adoption of this standard had no effect on its financial condition or results of operations. Approximately three to four years of income tax filings remain open for examination depending on the jurisdiction and tax issues involved and subject to numerous exceptions.

2. INTANGIBLE ASSETS

The cost of intangible assets with determinable useful lives is amortized to reflect the pattern of economic benefits consumed, either on a straight-line or accelerated basis over the estimated periods benefited. Patents, trademarks, and other intangibles with contractual terms are generally amortized over their respective legal or contractual lives. Customer relationships, brands and other non-contractual intangible assets with determinable lives are amortized over periods generally ranging from 2 to 5 years. When certain events or changes in operating conditions occur, an impairment assessment is performed and lives of intangible assets with determinable lives may be adjusted.

The following outline of intangible assets details the amortized life used:

Description:	Amortizable years:
a. Branding	2
b. Marketing Strategy costs	2
c. Website development	3
d. Patents	5
e. Trademarks	5
f. General IP	5
g. Research & Development	2
h. Organization costs	5

3. MINIMUM FUTURE RENTAL COMMITMENTS

The Company leased office-warehouse space in Brooklyn, NY (lease term was from February 1, 2019 – January 31, 2021). The rent expense was $39,644 and $31,928 for the years 2020 and 2019, respectively.

The Company commenced a lease on January 1, 2021 for an office-warehouse property in Chandler, AZ (65-month lease term commencing January 1, 2021 through May 31, 2026). The security deposit is $8,141.38. The Company is to pay for pro rata share of operating expenses and real estate taxes.

The minimum operating lease payments for future calendar years are as follows:

2021	$ 53,369
2022	87,581
2023	90,542
2024	94,736
2025	40,707
Total	$464,632

4. PROVISION FOR INCOME TAXES

The provision for income taxes includes the following components:

Federal:	2020
Current	$ -0-
Deferred	-0-
	-0-
State and local:	
Current	1,000
Deferred	-0-
	-0-
	$ 1,000

The Company was an LLC prior to 2020. An LLC enterprise does not have entity level tax liabilities.

5. LINES OF CREDIT AND NOTES PAYABLE

a. **Convertible promissory note** - On October 1, 2019, the Company borrowed $50,000 at a rate of interest of 8%. All unpaid interest and principal are owed on March 31, 2021. As of December 31, 2020, and 2019, the accrued interest payable was $5,019 and $1,008, respectively.

The promissory note is convertible to Capital Stock if the Company sells more than $1 million in capital stock. The conversion shall happen automatically at a conversion price of $250,000 plus accrued and unpaid interest.

b. **SBA – Economic Injury Disaster Loan** – On April 23, 2020, the Company qualified and received $204,900 with an interest rate of 3.75%. The terms of this note are that the first year of interest of 3.75% has been deferred for one year and that deferment is included in the principal due commencing on May 1, 2021. The new principal in effect will be $212,891 on April 1, 2021. The monthly payment of approximately $986 is payable over the next 30 years (maturity date is April 1, 2051).

Payments related to the long-term note payable described above for the year ending December 31, 2020 are as follows:

2021	$ 2,593
2022	4,014
2023	4,167
2024	4,325
2025	4,491
Thereafter	193,301
Total	$212,891

c. **Kabbage** - On February 6, 2018, the Company signed a revolving line of credit with interest rates ranging from 21-24%. As of December 31, 2020, and 2019, the Company owed $26.800 and $19,817, respectively. The interest expense incurred in 2020 was $13,788, and for 2019 was $9,613.

d. **Paypal** – On January 27, 2020 signed an agreement to borrow $85,000 repayable in 52 weekly installments of $1,894.89, including interest, at 15.90% (360-day basis). As of December 31, 2020, the Company owed $37,510. The interest expense incurred in 2020 was $8,589.

6.   CONCENTRATION OF CREDIT RISK

Revenue concentrations for the years ended December 31, 2020 and 2019 and the accounts receivable concentrations on December 31, 2020 and 2019 were as follows:

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019	Accounts Receivable At	
			December 31, 2020	December 31, 2019
Customer A	9.8%	10.9%	62.9%	97.7%
Customer B	5.4.%	9.1%	18.0%	2.3%
Customer C	2.8%	5.5%	10.7%	0.0%
Total	18.0%	25.5%	91.7%	100.0%

The Company mitigates against customer credit risk by monitoring and evaluating their credit. worthiness.

7.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 24, 2021, the date the financial statements were available to be issued.

NABOSO TECHNOLOGY, INC.
SCHEDULE I - SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020 Amount	2020 %	2019 Amount	2019 %
Advertising & Marketing	$ 161,902	20.9%	$ 31,508	6.8%
Contractors	94,087	12.2%	31,626	6.9%
Rent & Lease	39,644	5.1%	31,928	6.9%
Outside Legal fees & expenses	32,803	4.2%	3,103	0.7%
Outside Financial Consulting	25,760	3.3%	25,942	5.6%
Travel	16,476	2.1%	47,480	10.3%
Outside Sales	13,790	1.8%	11,392	2.5%
Payment processing fees	13,766	1.8%	13,953	3.0%
Product Development & Design	11,447	1.5%	-	0.0%
Office Supplies & Software	11,263	1.5%	8,652	1.9%
Selling expenses	10,657	1.4%	-	0.0%
Car & Truck related	9,119	1.2%	4,663	1.0%
Insurance	8,207	1.1%	6,625	1.4%
Trade shows & marketing events	6,394	0.8%	33,606	7.3%
Bank Charges & Fees	5,648	0.7%	907	0.2%
Other Business & Consulting Expenses	5,499	0.7%	4,070	0.9%
Accounting fees	5,000	0.6%	-	0.0%
Parking & tolls	3,994	0.5%	-	0.0%
Telecomm & Internet	2,697	0.3%	377	0.1%
Expensed Computers & Equipment	2,086	0.3%	-	0.0%
Shipping & Postage (non product-related)	1,780	0.2%	107	0.0%
Local Meals	1,218	0.2%	1,550	0.3%
Business Tax, License& Compliance	359	0.0%	4,104	0.9%
Repairs & Maintenance	74	0.0%	15	0.0%
NYS DOS biennial fees	9	0.0%	-	0.0%
Charitable Contributions	-	0.0%	500	0.1%
Depreciation expense	-	0.0%	3,390	0.7%
Late fees	-	0.0%	15	0.0%
Leasehold improvements-expensed	-	0.0%	6,207	1.3%
Moving expense	-	0.0%	468	0.1%
Public relations	-	0.0%	37,256	8.1%
Recruiting	-	0.0%	1,050	0.2%
Research & development	-	0.0%	468	0.1%
	$ 483,679	62.5%	$ 310,962	67.4%

See accompanying notes.

CERTIFICATION

I, Dr Emily Splichal , Principal Executive Officer of Naboso Technology, Inc., hereby certify that the financial statements of Naboso Technology, Inc. included in this Report are true and complete in all material respects.

Dr Emily Splichal

Principal Executive Officer